Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Bar Harbor Bankshares:
We consent to the use of our reports dated March 13, 2008, with respect to the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
As discussed in Note 1 to the consolidated financial statements, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current Year Financial Statements,” as of January 1, 2006.
/s/ KPMG LLP
Albany, New York
February 9, 2009